INVEST IN **THE WMARKETPLACE, INC.**

The only ecommerce platform selling women-owned products and services


W
MARKETPLACE
The Economic Engine for Women
Bernadine Cruz
Shop Holiday Gift Guides

thewmarketplace.com Seattle WA

Technology | Retail | Ecommerce | Social Impact | Female Founder

LEAD INVESTOR



Erika McKitterick

I am investing in The W Marketplace because women make great entrepreneurs. In my past 7.5 years at Amazon I've had the privilege to work with some of the most inspiring women owned businesses. In my next chapter, I look forward to empowering even more women through The W Marketplace. More than just a platform, The W Marketplace is an economic engine supporting women so they can find the resources they need to launch, grow, and succeed in business.

Invested $475,000 this round

Highlights

1. $500K pre-seed investment within 5 months of launching site
2. Revenue from day 1 of site launch; 4 revenue streams on growth path
3. 10 partnerships with government, non-profit + for profit entities
4. Sales channel for 14M women-owned businesses in US, # growing rapidly
5. Already have a diverse community of 480 sellers from 34 states
6. Unique chance to support 1000's of women-owned businesses with a single investment
7. CEO spent 20 yrs as Microsoft global exec. 3 startups. Memoir released by HarperCollins this year

Our Team

Our Team



Kate ISLER CEO/Co-Founder

20 years as a Microsoft global executive. Three startups. Memoir, "Breaking Borders", released by HarperCollins Leadership (March 2021).

We are passionate about gender equity and saw the disproportionate effect that the pandemic was having on women. With shopping and services requiring a digital-first presence and women making 83% of purchasing decisions AND starting businesses at record rates, TheWMarketplace is the most direct way to support women entrepreneurs.



Susan Gates CMO/Co-Founder

20 years leading teams and growing business in public, private and nonprofit sectors. Consumer goods, advertising, and partnerships.

TheWMarketplace: The Economic Engine for Women



W
MARKETPLACE
The Economic Engine for Women

$1.8 Trillion
Annual revenue of women-owned businesses in the U.S.
MARKETPLACE



Women are starting over 1800 businesses EVERY DAY in the US and those businesses are growing faster than any other demographic. Women also make 83% of purchasing decisions.

Until now there was NO PLATFORM
For female entrepreneurs
Products & Professional Service Providers
Targeting women shoppers
Where 100% of the revenue stays with women-owned businesses
MARKETPLACE









Women need a platform where they can grow their businesses and shop from each other.





THE SOLUTION: THEWMARKETPLACE
The Economic Engine for Women
your fall skincare routine
FROM RUE SANTÉ, OLITA, SEXIEST BEAUTY, MARIA RENE BEAUTY AND MORE
Her Story: The Whole Soul Company
Shop Coffee and Tea
SHOP WOMEN-OWNED BUSINESSES
www.thewmarketplace.com
MARKETPLACE

TheWMarketplace is the solution: combining the need for a digital sales channel with the rapid growth of women-owned businesses; delivering a new choice for consumers to shop their values and find products AND services in one e-commerce location.

the e-Commerce revolution.



THEWMARKETPLACE
The value of HER-Commerce™

	STAND ALONE SITE	HER COMMERCE™
Development Cost	$$$$	$
Development Time	📅📅📅📅	📅
Marketing Cost	$$$$	$
Traffic	👩	👩👩👩👩👩👩👩
Valuable Partnerships	👩	👩👩👩👩👩👩👩

TheWMarketplace is a platform where women-owned businesses can create a digital store front and product listings and sell to a national audience immediately for a fraction of the cost of developing a stand-alone web site. HER-Commerce™ is a proprietary program that delivers content to support women business owners as they start, pivot or scale to e-commerce. The content delivered within the HER-Commerce™ program is sourced and delivered by experts and women-owned businesses currently selling products or services on TheWMarketplace and has created an ecosystem of women doing business with women.



THEWMARKETPLACE COMMUNITY
A diverse and vibrant group of female entrepreneurs

Women-Owned Business in the US	
LGBTQIA+ Owned	Not available
Veteran Owned	14%
Latina/X Owned	18%
AAPI Owned	11%
Black Owned	23%

480 Businesses listed offering 2,900 products and professional services

Our community is reflective of women-owned businesses in the US today.

THEWMARKETPLACE ENTREPRENEURS
BUILDING A COMMUNITY


TheWMarketplace Seller
Sofiya Deva, This Same Sky, Carlton, TX


TheWMarketplace Service Provider
Leang Chung, Pelora Stack, Brooklyn, NY


TheWMarketplace Seller
Margaret Barrow, It's Nola, Brooklyn, NY

12 MONTHS OF TRACTION

- 480 Women Entrepreneurs
- 200K+ Impressions
- $175k Revenue First Year
- 10 Strategic Partnerships



12 months of growth since opening the site to shoppers and sellers shows that we have the right product at the right time with the right mission.

DELIVERING A UNIQUE SPACE

	Women-owned sellers	100% revenue stays with women owned businesses	Professional services sold	Entrepreneur training
W	✓	✓	✓	✓
Etsy	✓			
HELM	✓			
amazon	✓			
marketplaces	✓			

TheWMarketplace is a truly unique space with a combination of products, services and support for women entrepreneurs.

TARGET AUDIENCE

Women-Owned Businesses/HER-Commerce™

- 14 million women-owned businesses in the US
- Growing 21%. Overall market growth is 9%
- 64% of new women-owned businesses are WOC



Values-Based Shoppers



- 59% of women are values-based shoppers
- 91% of women report large platforms don't target them
- 63M women aged 25 - 55 in the USA with 45% of them making over $75k

Trends show that shoppers are looking for more options for shopping online and are willing to try new platforms. Consumers and sellers are looking for a place to shop their values.

EVERYTHING IS MOVING IN OUR DIRECTION



Consumers are looking for choice

Digital-first strategy is critical

Values-based shopping becoming the norm

Data links

The world has changed and women's professional service providers and merchants must have a digital first strategy to keep pace and sustain their businesses.

PARTNERSHIPS ACCELERATE GROWTH

OUR MODEL: Build and run the premier, women-owned ecosystem of partnerships, programs for entrepreneurs (HER-Commerce™), and world-class ecommerce.



Government Partnerships — HER-Commerce™ Sellers & Professional Services — Corporate Partnerships — Media Partnerships

We are accelerating our growth through partners. We have attracted partners that enable us to deliver unique support and content to ensure that the sellers and service providers on our platform grow and thrive.



$30M+ Revenue by 2026:
Revenue Mix
$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
2020
2021
2022
2023
2024
2025
2026
Program Revenue (HER-Commerce)
Advertising Revenue
Merch Sales net returns
Fee Revenue
*2022 and beyond assumes investment
MARKETPLACE

Forward-looking projections cannot be guaranteed.

Conservative revenue projections point to $30M in revenue in less than 5 years.

WITH $1.5M INVESTMENT WE WILL SHRINK
THE ECONOMIC GENDER GAP
GRACE & ABLE
1. Expanding entrepreneur training and support services (program development)
• 138 SBA Women-Owned Centers
• 13 WBENC Regions
2. Invest in founding team and marketing
• Pay current team market rate salaries
• 5 new hires (business development and support)
• In-house technical resource
• Brand awareness and conversion
3. Continue to invest in platform
• Build "Business Web"
• Enhance analytics
MARKETPLACE







The success we have seen to date confirms that there is demand for an online marketplace built for women by women. We will build on that success and increase our focus on creating a vibrant ecosystem where women doing business with women that will change the world.

THE TEAM
Kate Isler
Co-Founder/ CEO
Susan Gates
Co-Founder/CMO
Microsoft
BE BOLD
daysaver
DaVinci
Specialty Coffee Association
MARKETPLACE

















Together, we will close the economic gender gap and change the world!



MARKETPLACE

The Economic Engine for Women

TheWMarketplace.com

Downloads

Jen Fontanilla The WMarketplace Review.mp4